EXHIBIT 6.3

                                 SITE CONTRACT
                             YOUR BURST! AGREEMENT

AGREEMENT
Thank you for joining BURST! By singing below, you appoint BURST! MEDIA, LLC, a New York limited liability company ("BURST!") as your sales representative and agreement that the Web site(s) with the address(es) listed on Exhibit A attached hereto will be included in the BURST! Network on the terms and conditions contained herein. All subsidiary Web sites or Web pages under the Web sites listed on Exhibit A are subject to this Agreement as well.

1. SALES

Advertising sales is not difficult, just laborious. Our sales strategy reflects this: "the more you sell, the more you sell." BURST! will make a lot of sales calls on potential advertisers. To substantiate our efforts we will make a report available each month with a summary of our activity, specifically:

a) Who we called on;
b) What was sold.
c) What was proposed

Our formula for success depends on offering the advertiser flexible buying options according to the kind of people they want to reach. This means that advertisers may often choose to buy only certain segments of the network--travel sites if the advertiser is in the travel business; food & gourmet sites if the advertiser is an upscale lifestyle marketer, etc. There are plenty of potential advertisers for every category of business, and many more "general advertisers" (e.g. AT&T, MasterCard, General Motors) that will buy the network across many different categories, so each network member should benefit from this sales, formula, but perhaps not at the same time and in equal quantity.

2. RATES & REVENUES

BURST! will have responsibility and final approval for all advertising rates in the network and may change the rates without notice depending on the circumstances affecting an order. Lots of things can affect the rate; the most important and obvious of which is the affect the cost can have on an advertiser's decision to buy. We are not keen to negotiate, but we may in the interest of the business.

You are free to set advertising rates for any local, or non-network business that you, personally, or members of your staff, may sell. We will be glad to offer our expertise to help you set those rates, but the final rate charged will be up to you.

BURST! will publish its rate card. The actual price to advertisers may vary from the published rates (see above) and that information must remain confidential between the client, BURST! and you. It may not be shared with other advertisers or third parties.

You will never be required to accept advertising on your site for free. We may occasionally bring you an offer from an account that wants to test response on your site at no cost, or a non-profit public service ad, but the decision to accept that advertising will be yours. If you do accept a free ad for testing, or public service reasons, you pay us nothing.

In addition, BURST! may sometimes request to place ads for BURST! and research questionnaires on your site. There will be no fee payable to you or us for these ads or questionnaires. Per our agreement (section #4), you may refuse to carry these ads.

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3. BILLING & PAYMENT

BURST! will handle all accounting arrangements for the network and provide online monthly details to each member of activity on their site. We will provide a summary of your account status upon request.

BURST! will also be responsible for sending checks to you for the net portion of the revenue to which you are due. The net amount will equal gross billing minus advertising agency commissions (if any), and our commissions. [Note: Advertising agency commission is a holdover from the days when agencies were paid a percentage of the total cost of the media bought by their clients--usually 15%. Nobody does business that way anymore, but the agency commission rule lives on. So, when you look at the rates on the rate card automatically subtract 15%. The money doesn't go to anybody-including the agency or us-it's just like an automatic deduction on the price. Makes no sense, we know, but that's how the business gets done.] Our commission will be calculated on the amount actually paid to us by the advertiser, net of any agency commission.

BURST! pays Web sites for advertising on a weekly basis. However, if you are owed less than twenty dollars, the balance will carry over until such times as you have a balance of twenty dollars or more. But in no event will you be paid less frequently than quarterly.

Importantly, BURST! can only remit amounts due to you once we've been paid. Although we make commercially reasonable efforts to collect amounts owned by advertisers, we do not guarantee payment by the advertisers. We do however, promise to pay you your share of all collections during the current payment cycle (as discussed above) at the end of the payment cycle (allowing 5 business days for checks to clear). Any third party costs incurred by us to collect fees from advertisers will be deducted from the amount collected purposes of calculating commissions and your share of the fee.

4. ADVERTISING ACCEPTANCE POLICIES

You may reject any advertising we bring you for any reason. It is your Web site. Just follow these simple guidelines: We will use commercially reasonable efforts to give you advance notice of an advertising purchase prior to launching it on your site. The notice will be in the form of an Insertion Order which will include (a) the name of the advertiser, (b) how long the ad will run, (c) the cost of the ad (which must remain confidential), (d) what you will earn and (e) the commission payable to BURST! It is important to recognize, however, that because of the fast pace of the Internet we often receive advertising orders from clients less than 24 hours before the effective start-date of a campaign. In these instances, BURST! may post advertising on your site prior to sending out Insertion Orders in the interest of delivering quick turn-around to advertisers and-as importantly-in the interest of maximizing your revenue potential. In all cases where advertising is scheduled on your site, you will be responsible for terms and conditions in the Insertion Orders, unless you notify us in writing or by E-mail within 24 hours that you reject the ad. If you wish to see a copy of the ad prior to making your decision we will do our best to have it available for you review, but we cannot guarantee it.

Please note that if you reject an ad in a particular cycle it may affect our ability to run other approved advertising in that cycle scheduled for your site (this is due to the technical aspects of rotating and placing ads on Web sites). We will not be liable for any revenues lost as a result of a decision on your part not to accept advertising.

5. ADVERTISING POSITION

(a) BURST! adopted as of March 1, 1997 IAB standard advertising unit sizes, which are typically 468 x 60 pixels. Sizes may eventually vary, as advertisers become more adept at developing creative material for the Web--a good thing--and we will seek your approval for unique sizes that exceed or dramatically differ from the 468 x 60 unit. In some cases, the different size may require that you modify your Web site if the ad is to run on your Web site.

(b) All BURST! advertising must appear without the need to scroll down a page unless we specify, otherwise. this is critical.

(c) As a part of BURST! you agree to give our network advertising priority on all positions on your site. BURST! advertising must appear first, and on top of any other advertising that may run along with it on a page unless, again, we specify otherwise.

(d) BURST! will support its positioning objectives with an automated process that verifies positions as advertising appears on each site.

(e) After we have received the signed agreement back from you, you can retrieve the necessary html code with the address to our server. To facilitate proper rotation and ease handling, advertising will be controlled from the central point. This is basically the one key thing you will have to do: load the code as prescribed and do not alter it without our consent or knowledge.
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6. LIABILITY

(a) Because the html code that allows us to place the advertisng resides on our server, if our server goes down, the advertising may no load or operate properly on your Web site. Removing the code from your Web site should allow your Web site to operate while our server is down. In any event, you agree not to hold us liable for any damages that may result from our server not operating properly.

(b) If you do something on you Web site that causes you to be sued (like run a picture of Mickey Mouse alongside pornography, or deface the advertising, etc.) you agree to indemnify and defend us against any lawsuits or claims made against us as a result of your actions.

(c) If for any reason the advertising contains bad code that harms the network, your Web site, or your server, you will not seek damages from us. Furthermore, BURST! is not liable for the content of the advertising supplied by advertisers. You agree to look solely to the advertiser for any damages that may result from the content of their advertising or its code.

(d) We are not a party to and have no liability for other problems of your own cause in connection with your Web site.

(e) Although security is a high priority for us, we are not liable for the acts of others, including the use of our code or server and any resulting damages to the network, your Web site, or your server.

7. TERMS AND COMMISSION

Our commission will be based on the term you selected for this Agreement.

BURST!
Term Commission Rate

THREE YEARS (EXCLUSIVE) 20%

If you accept advertising without signing this Agreement, then this Agreement will be deemed to have a month-to-month term and the corresponding BURST! Commission Rate.

We do not anticipate that this Agreement is to be terminated during its term. However, the reality is you can terminate the agreement by removing our code from your Web site or you may terminate your Web site. In such event, you will own us additional commission based upon the highest applicable Commission Rate for the actual time the Agreement is in effect. For example, if you choose a 3 year term and terminate the Agreement after 2 years, you will owe us the difference between the 35% (1 year rate) and 20% (3 year rate) commissions for all advertising placed on your Web site during the term of the Agreement, and if you terminate after 10 months, you will owe us the difference between the 50% (month-to-month rate) and 20% commissions. You will also owe us commissions for advertising scheduled to run on your Web site pursuant to an approved Insertion Order.

If you appoint BURST! as your exclusive representative (by selecting a one or three year term) BURST! will be entitled to commissions on all advertising that runs on your site except for (i) any exclusions we agree to now (list attached as Exhibit C) or (ii) advertising sold by employees of your Web site.

8. RENEWAL

If written or E-mail notice is not delivered to the other party at least 30 days prior to this Agreement's expiration or the expiration of subsequent renewal terms, this Agreement will automatically renew for an additional term of the same length. All other terms and conditions will be as specified in this Agreement.

9. GOVERNING LAW

Notwithstanding that you, your Web site or your server may reside outside the State of New York, including outside of the United States of America, you agree that this Agreement shall be governed by the laws of the State of New York, including specifically, but not limited to, the laws of the State of New York limiting the liability of members of a limited liability company.

10. SUCCESSORS AND ASSIGNS

This Agreement shall be binding on the undersigned, its successors and assigns.

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11. SETOFF

In the event BURST! is owned any sums due under the terms of this Agreement, BURST! may collect such amounts from payments due to you for advertising run on your Web site.

12. SIGNATURE

Once again, thank you for joining the BURST! network. Please indicate your agreement to these terms and conditions by signing below.

The Undersigned is legally empowered to enter into this agreement and agrees to be bound by the terms and conditions as reflected below.

NOTE: IF YOU ARE UNDER 21, A PRINTED COPY WITH THE SIGNATURE OF A PARENT OR GUARDIAN IS REQUIRED. PLEASE SEND THE SIGNED COPY BY FAX OR POSTAL MAIL.

BURST! MEDIA, LLC
a New York limited liability company
10 New England Executive Park
Burlington, MA 01803
(781) 272-5544
(800) 876-4352
fax: (781) 272-0897

AGREED AND ACCEPTED
this day of March 31, 1997
Name: Paul Valkama

EXHIBIT A
---------
WEB SITE NAME AND PRIMARY URL:
Radio Tower
www.radiotower.com

EXHIBIT B
---------
TAX STATUS

NON-UNITED STATES BASED WEB SITE:

OPTION 3

If the Web site is foreign based and has no affiliation with a U.S. tax filing company or individual:

a. Checks will be made payable to the owner: Paul Valkama

b. Checks will mailed to the following address:
#8 - 4106 Albert Street,
Burnaby, BC V5C 2E6 Canada

EXHIBIT C
---------
EXCLUSIONS:
NONE:
Please contact mcoffin@burstmedia.com if you need to create an addendum to this contract.